DLA Piper LLP (US) 2525 East Camelback Road, Suite 1000 Phoenix, Arizona 85016-4232 www.dlapiper.com

Steven D. Pidgeon Steven.Pidgeon@dlapiper.com T 480.606.5124 F 480.606.5524

January 27, 2022

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Suying Li Lyn Shenk Cara Wirth Mara Ransom

Re:	Lionheart Acquisition Corp. II Registration Statement on Form S-4 Filed November 10, 2021 File No. 333-260969

Ladies and Gentlemen:

On behalf of our client, Lionheart Acquisition Corp. II (“LCAP II” or the “Company”), we submit this letter setting forth the responses of the Company to the comments that were provided by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) by your letter dated January 19, 2022 (the “Comment Letter”), regarding the above-referenced filing (the “Registration Statement”). Concurrently with the filing of this letter, the Company is filing its Amendment No. 2 to Registration Statement on Form S-4 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

We are authorized by the Company to provide the responses contained in this letter on its behalf. For your convenience, the text of each comment of the Staff in the Comment Letter is included in italics below and the Company’s responses appear below each comment. The references in the captions below correspond to the numbered paragraphs of the Comment Letter.

Amendment No. 1 to Registration Statement on Form S-4 Filed December 23, 2021

“We may redeem unexpired Public Warrants...”, page 64

1.	We note your response to comment 11 and we reissue it in part. Please clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 67 of the Amended Registration Statement to reflect the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information Notes to Unaudited Pro Forma Condensed Combined Financial Information 5. Loss per Share, page 83

2.
The pro forma net loss attributable to Stockholders amounts for the nine months ended September 30, 2021 and the year ended December 31, 2020 assuming maximum redemptions do not agree to the amounts presented on pages 76 and 77. Please reconcile the differences.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages 90 and 91 of the Amended Registration Statement to reflect the Staff’s comment.

Conflicts of Interest, page 127

3.
We note your response to comment 15. Please revise the Background of the Business Combination section to include a description of the process by which you hired an external law firm and litigation consulting firm to assess MSP’s business and recovery assumptions. To the extent applicable, please describe any material discussions or negotiations that took place at any of these meetings or related meetings, between any parties present, which we note includes MSP management, LSAC’s Board and management, and Nomura and KBW.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages 189 to 192 of the Amended Registration Statement to reflect the Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management of MSP, The Company and The Post-Combination Company, page 134

4.
We note your amended disclosure in response to comment 18. To the extent you are able, please quantify Messrs. John Ruiz’s and Frank Quesada’s attributed ownership based on their respective investments in VRM.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 143 of the Amended Registration Statement to reflect the Staff’s comment.

Key Performance Indicators, page 158

5.	Please revise to disclose the relationship between Total Paid Amounts and the amount that you may ultimately recover as revenue.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages 164 and 165 of the Amended Registration Statement to reflect the Staff’s comment.

6.
With respect to the Recovery Multiple, please disclose how your ability to generate a higher recovery multiple from Paid Amount will impact your ability to collect at high recovery multiples in the future. Also, please clarify whether “N/A” is a reference to having received no recovery multiples from Paid Amounts or otherwise.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 165 of the Amended Registration Statement to reflect the Staff’s comment.

7.	Please disclose whether Penetration Status of Portfolio reflects cases that are solely in the settlement and payment funnel. If not, please revise to clarify.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 165 of the Amended Registration Statement to reflect the Staff’s comment.

Background of the Business Combination, page 177

8.
We note your amended disclosure in response to comment 33 and we reissue it in part. Please provide the basis for MSP’s pre-money equity valuation at $26.8 billion and quantify and describe the MSP Members’ post-closing transaction consideration adjustment. Also, please describe the material details surrounding the certain governmental claims rights held by MSP WB, LLC.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages 190 and 191 of the Amended Registration Statement, respectively, to reflect the Staff’s comment regarding the pre-money equity valuation and to describe the material details about the governmental claims.

9.	We note your amended disclosure in response to comment 36. Please quantify the discount rate applied to the after-tax earnings terminal multiple and the additional value of the Government Claims.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages 190 and 191 of the Amended Registration Statement to reflect the Staff’s comment.

10.
We note your response to comment 39. Please update the conflicts of interest disclosure to describe the loan that Messrs. Ruiz and Quesada may be required to make to MSP in order to close the Business Combination.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 203 of the Amended Registration Statement to reflect the Staff’s comment.

Recommendation of the LCAP Board, page 187

11.
We note your response to comment 41. Please revise the disclosure under the heading “Financial Condition” on page 187, or elsewhere as appropriate, to disclose that the Board reviewed the MSP historical financial statements once available and continued to recommend the Business Combination.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 197 of the Amended Registration Statement to reflect the Staff’s comment.

12.
We note your response to 42. Please revise this section to disclose that Nomura’s deferred underwriting fees and M&A success fee were disclosed to the Board, but such fees were not considered to be a conflict of interest that would impact Nomura’s serving as financial advisor to LCAP in evaluating and advising on the business combination.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages 197 and 198 of the Amended Registration Statement to reflect the Staff’s comment.

Certain Relationships and Related Party Transactions, page 229

13.
We note your response and amended disclosure in response to comment 52. Please revise your conflicts of interest disclosure to highlight the multiple parallel business ventures involving Ophir Sternberg and John Ruiz.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages 201 and 203 of the Amended Registration Statement, relating to Interests of LCAP’s directors and officers in the Business Combination and Interests of MSP’s directors and officers in the Business Combination, respectively, to reflect the Staff’s comment.

General

14.
You have registered warrants to acquire shares of Class A Common Stock that are anticipated to be distributed on a pro-rata basis to the holders of the Class A Common Stock that remain outstanding on the closing date of the business combination described in the accompanying proxy statement/prospectus after you redeem the shares of Class A Common Stock that the holders thereof have elected to redeem in connection with the Business Combination and after taking into consideration any such holders who have waived their right to receive such distribution. Explain when the non-redeeming shareholders will be issued their pro rata portion of these warrants and whether there will be a record date for purposes of determining those shareholders eligible to participate in the distribution. Ensure that where you depict the post-closing ownership of the company, you depict or acknowledge that such amounts will change depending upon which shareholders redeem and at what level, such as on page 4.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure throughout the Amended Registration Statement to reflect the Staff’s comment with respect to the post-closing ownership of the Company. In addition, the Company has revised the disclosure on pages 2, 23, 99 and 232 of the Amended Registration Statement to reflect the Staff’s comment with respect to the New Warrants and the record date for determining stockholders entitled to receive their pro rata portion of the New Warrants.

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please telephone the outside counsel to the Company, Steven Pidgeon at (480) 606-5124 or via email at Steven.Pidgeon@us.dlapiper.com.

Very truly yours,

/s/ Steven Pidgeon
Steven Pidgeon

cc:	Ophir Sternberg, President and Chief Executive Officer, Lionheart Acquisition Corp. II